Registration No. 333-183223

united states
securities and exchange commission

Washington, D.C. 20549

__________________________

FORM T-1

Statement of Eligibility Under

The Trust Indenture Act of 1939 of a

Corporation Designated to Act as Trustee

[X] Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2)

_______________________________________________________

UNION BANK, N.A.

(Exact name of Trustee as specified in its charter)

94-0304228

I.R.S. Employer Identification No.

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel

Union Bank, N.A.

400 California Street

Corporate Trust - 12th Floor

San Francisco, CA 94104

(415) 765-2945

(Name, address and telephone number of agent for service)

HONDA AUTO RECEIVABLES 2014-2 OWNER TRUST

(Issuer with Respect to the Securities)

(Exact name of obligor as specified in its charter)

AMERICAN HONDA RECEIVABLES LLC

(Depositor of the Trust)

(Exact name of registrant as specified in its charter)

Delaware	80-0695898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20800 Madrona Ave Torrance, California	90503
(Address of Principal Executive Offices)	(Zip Code)

Asset Backed Notes Series 2014-2

(Title of the indenture securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency

Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Trustee is authorized to exercise corporate trust powers.

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.

None.

Items 3-15	Items 3-15 are not applicable.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee now in effect. *

2.	A copy of the certificate of corporate existence of the Trustee. *

3.	A copy of the certificate of corporate existence and fiduciary powers of the Trustee. *

4.	A copy of the existing By-Laws of the Trustee, or instruments corresponding thereto. *

5.	A copy of each Indenture referred to in Item 4, if the obligor is in default. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. Attached as Exhibit 6.

7.	A copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority. Attached as Exhibit 7.

8.	A copy of any order pursuant to which the foreign Trustee is authorized to act as sole Trustee under indentures qualified or to be qualified under the Trust Indenture Act of 1939. Not applicable.

9.	Foreign trustees are required to file a consent to service process of Form F-X [§269.5 of this chapter]. Not applicable.

* Incorporated by reference to the exhibit of the same number to the Trustee’s Form T-1 filed as exhibit 25.1 to the Form S-3 dated July 30, 2013 of file number 333-190256.

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SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, Union Bank, N. A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 9th day of May, 2014.

Union Bank, N.A.

By: /s/ Fernando Moreyra

----------------------------------
Fernando Moreyra
Vice President

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EXHIBIT 6

CONSENT OF THE TRUSTEE

REQUIRED BY SECTION 321(b) OF THE ACT

May 9, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the qualification of the form of indenture between Honda Auto Receivables 2014-2 Owner Trust (the “Issuing Entity”) and Union Bank, N.A. (the “Trustee”), the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

Sincerely,

Union Bank, N.A.

By: /s/ Fernando Moreyra

Fernando Moreyra
Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION OF

Union Bank, N.A

of Los Angeles in the State of California, at the close of business December 31, 2013 published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

BALANCE SHEET

Dollar Amounts In Thousands
ASSETS

Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$1,898,531
Interest-bearing balances	$4,295,149
Securities:
Held-to-maturity securities	$6,508,803
Available-for-sale securities	$15,733,917
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	$-
Securities purchased under agreements to resell	$10,701
Loans and lease financing receivables:
Loans and leases held for sale	$72,127
Loans and leases, net of unearned income	$67,717,948
LESS: Allowance for loan and lease losses	$556,568
Loans and leases, net of unearned income and allowance	$67,161,380
Trading assets	$851,425
Premises and fixed assets	$687,957
Other real estate owned	$64,644

Investments in unconsolidated subsidiaries and associated companies	$1,173,883
Direct and indirect investments in real estate ventures	$-
Intangible assets:
Goodwill	$3,227,786
Other intangible assets	$289,980
Other assets	$3,310,187

Total assets	$105,286,470

LIABILITIES
Deposits:
In domestic offices	$79,621,533
Noninterest-bearing	$26,513,865
Interest-bearing	$53,107,668
In foreign offices, Edge and Agreement subsidiaries, and IBFs	$785,554
Noninterest-bearing	$-
Interest-bearing	$785,554
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	$30,500
Securities sold under agreements to repurchase	$8,234
Trading liabilities	$539,952
Other borrowed money	$6,839,503
Subordinated notes and debentures	$1,468,971
Other liabilities	$1,672,626

Total liabilities	$90,966,873

EQUITY CAPITAL

Perpetual preferred stock and related surplus	$-
Common stock	$604,577
Surplus	$9,810,838
Retained earnings	$4,271,257
Accumulated other comprehensive income	$(619,688)
Other equity capital components	$-

Total bank equity capital	$14,066,984
Noncontrolling (minority) interests in consolidated subsidiaries	$252,613
Total equity capital	$14,319,597

Total liabilities, minority interest, and equity capital	$105,286,470